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Washington, D.C. 20549


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210
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Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 - 17668

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY M/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

Linsco/Private Ledger Corp.

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 22 Floor
(No. and Street)

Boston,	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Buchheister 858-450-9606
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Drive	Costa Mesa,	California	92626
(Address)	City	State	Zip Code

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, C. William Maher, Managing Director, Chief Financial Officer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Linsco/Private Ledger Corp. (the "Company") as of December 31, 2006, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Managing Director, Chief Financial Officer

Title



Notary Public


PAULINE ARGUELLO
Commission # 1491518
Notary Public - California
San Diego County
My Comm. Expires May 24, 2008

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
(x)	(o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

LINSCO/PRIVATE LEDGER CORP.
(SEC I.D. No. 8-17668)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006, AND
INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL
REPORT ON INTERNAL CONTROL

* * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act as a **Public Document**.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C. 210 SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Linsco/Private Ledger Corp.:

We have audited the accompanying statement of financial condition of Linsco/Private Ledger Corp. (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement present fairly, in all material respects, the financial position of Linsco/Private Ledger Corp. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The following supplemental schedules of Linsco/Private Ledger Corp. are presented for the purpose of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by regulations under the Commodity Exchange Act.

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to and Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act	15
Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) of the Commodity Exchange Act and Schedule of Secured Amounts and Funds Held in separate Accounts for Foreign Futures and Foreign Options Customers (Regulation 30.7)	16

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 26, 2007

LINSCO/PRIVATE LEDGER CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
(Dollars in thousands)

ASSETS	
Cash and cash equivalents	$ 139,860
Cash and securities segregated under federal and other regulations	52,153
Receivable from:	
Customers, net of allowance of $202	326,377
Product sponsors, broker/dealers, and clearing organizations	89,661
Others, net of allowances of $2,590	51,509
Due from affiliates	1,621
Securities owned—at market value (including $2,643 pledged to clearing organizations)	9,524
Securities borrowed	12,686
Fixed assets, net of accumulated depreciation and amortization of $67,948	47,700
Deferred income taxes—net	5,122
Goodwill	421
Intangible assets, net of accumulated amortization of $2,796	3,389
Prepaid expenses	15,170
Other assets	3,339
Total assets	$ 758,532
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Drafts payable	$ 104,344
Payable to customers	294,575
Payable to broker/dealers and clearing organizations	30,354
Accrued commissions and advisory fees payable	70,078
Accounts payable and accrued liabilities	30,350
Securities sold but not yet purchased—at market value	10,806
Unearned revenue	30,499
Income taxes payable to parent	5,683
Total liabilities	576,689
COMMITMENTS AND CONTINGENCIES (Note 9)	
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 7,500 shares authorized; 4,900 shares issued and outstanding	17
Additional paid-in capital	118,547
Retained earnings	63,279
Total stockholder's equity	181,843
Total liabilities and stockholder's equity	$ 758,532

See notes to statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Linsco/Private Ledger Corp. ("Linsco" or the "Company"), headquartered in Boston and San Diego, is a clearing broker/dealer registered with the National Association of Securities Dealers, Inc. ("NASD") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. Additionally, the Company is a member of the Boston Stock Exchange. The Company is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH"), a Delaware holding corporation.

The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, variable annuities, real estate investment trusts, and other investment products. The Company is licensed to operate in all 50 states and Puerto Rico and has an independent contractor sales force of approximately 7,000 registered financial advisors ("IFAs") dispersed throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes, revenue and expense accruals, and other matters that affect the financial statement and related disclosures. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest-bearing deposits, money market funds, and U.S. government obligations that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, that are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations—As a broker/dealer carrying customer accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with SEC Rule 15c3-3. At December 31, 2006, the Company had $52.14 million in cash and securities segregated in a special reserve bank account for the benefit of customers. In addition, the Company held $10,000 in special reserve bank accounts for the Proprietary Accounts of Introducing Brokers.

Receivable From and Payable to Customers—Receivable from and payable to customers includes amounts due on cash and margin transactions. The Company extends credit to its customers to

finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain customer free credit balances held pending investment. Loans to customers are generally fully collateralized by customer securities, which are not included in the accompanying statement of financial condition.

To the extent that margin loans and other receivables from customers are not fully collateralized by customer securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the customer and/or the customer's IFA and the Company's historical experience in collecting on such transactions. Allowances for uncollectible amounts due from customers was $202,000 as of December 31, 2006.

Receivable From Product Sponsors, Broker/Dealers, and Clearing Organizations—Receivable from product sponsors, broker/dealers, and clearing organizations primarily consists of commission and transaction-related receivables.

Receivable From Others—Receivable from others primarily consists of other accrued fees from product sponsors and financial advisors. The Company periodically extends credit to its IFAs in the form of recruiting loans, commission advances, and other loans. The decisions to grant receivables to IFAs are generally based on either the IFAs credit score, his/her ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the IFAs registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Securities Borrowed and Loaned—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. At December 31, 2006, the Company had $12.69 million in securities borrowed. The collateral received for securities loaned is generally cash and is adjusted daily through the Depository Trust Company's ("DTC") net settlement process and is included in payable to broker/dealers and clearing organizations in the statement of financial condition. Securities loaned generally represent customer securities that can be hypothecated under standard margin loan agreements. At December 31, 2006, the Company had $14.88 million of hypothecated securities loaned under the DTC Stock Borrow Program.

Securities Owned and Sold but not yet Purchased—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at market value.

Fixed Assets—Furniture, equipment, computers, purchased software, capitalized software, and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 10 years. Equipment, furniture, fixtures, and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Software Development Costs—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization under the American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1").

The costs of internally developed software that qualify for capitalization under SOP 98-1 are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design, and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Goodwill—Goodwill represents the cost of acquired companies in excess of the fair value of net tangible assets at acquisition date. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized, but tested annually for impairment (in December), or more frequently if certain events having a material impact on the Company's value occur.

Intangible Assets—Intangible assets, which consist of relationships with IFAs, are amortized over their estimated useful lives. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value.

Drafts Payable—Drafts payable represent customer checks drawn against the Company, which have not yet cleared through the bank.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to, the amount of the claim, the amount of the loss in the customer's account, the basis and validity of the claim, the possibility of wrongdoing on the part of a IFA, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Estimates of Effective Income Tax Rates, Deferred Income Taxes, and Valuation Allowances—In preparing the financial statement, the Company estimates the income tax expense based on the various jurisdictions where the Company conducts business. The Company must then assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting

period, the Company generally records a corresponding increase or decrease to tax expense in the statement of income. Management makes significant judgments in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowances recorded against the deferred tax asset. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions, and newly enacted statutory, judicial, and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to the Company's financial statement for any particular reporting period.

Share-Based Compensation—On January 1, 2006, the Company adopted SFAS No. 123R (Revised), *Share Based Payment* ("SFAS 123R"). SFAS 123R requires the recognition of the fair value of share-based compensation in net income. The Company recognizes share-based compensation expense over the requisite service period of the individual grants, which generally equals the vesting period. Prior to January 1, 2006, the Company accounted for employee equity awards using Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for share-based compensation.

The Company has adopted the provisions of SFAS 123R using the prospective transition method, whereby it will continue to account for nonvested equity awards to employees outstanding at December 31, 2005 using APB 25, and apply SFAS 123R to all awards granted or modified after that date. In accordance with the transition rules of SFAS 123R, the Company no longer provides pro forma disclosures illustrating what net income would have been had the Company valued share-based awards under a fair value method rather than under the intrinsic value method of APB 25.

SFAS 123R was calculated using the Black-Scholes valuation model with the following weighted-average assumptions:

Weighted-average expected life (in years)	6.53
Expected stock price volatility	34.09 %
Expected dividend yield	-
Annualized forfeiture rate	0.27 %
Weighted-average fair value of options	$ 80.37
Risk-free interest rate	5.23 %

The risk-free interest rates are based on the implied yield available on U.S. Treasury constant maturities in effect at the time of the grant with remaining terms equivalent to the respective expected terms of the options. The Company has elected to use the shortcut approach in accordance with SEC Staff Accounting Bulletin No. 107, *Share-Based Payment*, to develop the estimate of the expected term. Expected volatility is calculated based on companies of similar growth and maturity and the Company's peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data. The Company will continue to use peer group volatility information until historical volatility of the Company is relevant to measure expected volatility for future option grants. The dividend yield of zero is based on the fact that the Company has no present intention to pay cash dividends. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold its options, expected volatility and the expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, compensation recorded on future grants.

The Company has assumed an annualized forfeiture rate of 0.27% for its options based on a combined review of industry and employee turnover data, as well as an analytical review performed of historical pre-vesting forfeitures occurring over the previous year.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no restrictions and are fully transferable and negotiable in a free trading market. This model does not consider the employment, transfer, or vesting restrictions that are inherent in the Company's employee stock options. It also includes highly subjective assumptions based on long-term predictions and the average life of each unit and stock option grant. Because the Company's share-based payments have characteristics significantly different than those of freely traded options, and because changes in the subjective input assumptions can materially affect the output produced by the model, it and or other existing valuation models may not be reliable single measures of the fair values of the Company's share-based payments.

Income Taxes—The Company is included in the consolidated federal and certain state income tax returns filed by LPLIH. In accordance with the terms of its income tax-sharing agreement with LPLIH, federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from LPLIH. Additionally, state income taxes are calculated on a separate return basis utilizing combined tax rates, and the amount of current tax or benefit calculated is either remitted to or received from LPLIH. Income taxes are provided for using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Customer receivables, primarily consisting of floating rate margin loans collateralized by customer securities, are charged interest at rates similar to such other loans made within the industry.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company's income tax returns filed with the Internal Revenue Service and state and local tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of SFAS No. 5, *Accounting for Contingencies.*

Recently Issued Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). This standard provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle,

SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data; for example, the reporting entity's own data. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS 157 will have on its financial position.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate statement. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position.

3. RECEIVABLE FROM PRODUCT SPONSORS, BROKER/DEALERS, AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2006, receivable from product sponsors, broker/dealers, and clearing organizations and payable to broker/dealers and clearing organizations were as follows (in thousands):

Receivables:	
Securities failed-to-deliver	$ 3,407
Receivable from broker/dealers	12,413
Receivable from clearing organizations	7,853
Commissions receivable from product sponsors and others	65,988
Total receivables	$ 89,661
Payables:	
Securities failed-to-receive	$ 6,628
Payable to broker/dealers	296
Payable to clearing organizations	8,547
Securities loaned	14,883
Total payables	$ 30,354

Securities loaned represent amounts due to DTC for collateral received in participation with its stock borrow program.

The Company clears commodities transactions for its customers through another broker/dealer on a fully disclosed basis. The amount payable to broker/dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2006, the components of securities owned and securities sold but not yet purchased were as follows (in thousands):

Securities owned—at market value:	
Mutual funds	$ 6,149
U.S. government obligations (pledged to clearing organizations)	2,643
Stocks and warrants	444
Variable annuities	227
Money market funds	61
Total securities owned—at market value	$ 9,524
Securities sold but not yet purchased—at market value:	
Mutual funds	$ 10,578
Stocks and warrants	218
Nonconvertible bonds	10
Total securities sold but not yet purchased—at market value	$ 10,806

5. FIXED ASSETS

The components of fixed assets at December 31, 2006, are as follows (in thousands):

Computers and software	$ 44,580
Internally developed software	42,587
Leasehold improvements	16,438
Furniture and equipment	12,043
Total fixed assets	115,648
Accumulated depreciation and amortization	(67,948)
Fixed assets—net	$ 47,700

6. ACQUISITIONS

In conjunction with its acquisition of other broker/dealers during 2004, the Company has acquired intangible assets representing relationships with IFAs. The initial value assigned to these intangible assets was $4.17 million. The Company amortizes such intangible assets over an expected life of approximately five years.

The purchase agreement contained an earn-out provision calling for an additional payment, contingent upon the Company receiving certain amounts of commissions generated by IFAs recruited from those broker/dealers during the 12-month period following the date of acquisition. Such contingent payment was not included in the initial purchase price due to the uncertainty of meeting required criteria. In June 2005, after completion of the earn-out measurement period, the

Company determined that an additional payment of $2.02 million was due. This additional payment was recorded as a purchase price adjustment with a corresponding increase to intangible assets and is amortized over the remaining expected life of approximately four years.

Recording such intangible assets also caused the Company to recognize a deferred tax liability and goodwill in the amount of $421,000.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

As of December 31, 2006, the components of the net deferred tax assets included in the statement of financial condition were as follows (in thousands):

Deferred tax assets:	
Reserves for litigation, vacation allowance, and bonuses	$ 2,525
Deferred rent	2,583
Provision for bad debts	1,159
State taxes	1,047
Intangible assets	410
Share-based compensation	3,665
Other	437
Total deferred tax assets	11,826
Deferred tax liabilities—depreciation of fixed assets	(6,704)
Deferred income taxes—net	$ 5,122

A valuation allowance against deferred tax assets at the balance sheet date is not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

8. BANK LOANS PAYABLE

The Company maintained uncommitted lines of credit, which have an unspecified limit, primarily dependent on the Company's ability to provide sufficient collateral. The lines were utilized during the year, but there were no balances outstanding at December 31, 2006.

9. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarter locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Future minimum payments under leases and lease commitments with remaining terms greater than one year as of December 31, 2006, are approximately as follows (in thousands):

Years Ending December 31	
2007	$ 9,757
2008	10,741
2009	11,048
2010	10,962
2011	9,416
Thereafter	17,076
Total	$ 69,000

Guarantees—The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company.

Other Commitments—The Company is required to maintain deposits with certain clearing organizations. At December 31, 2006, the Company had pledged $32.55 million and $2.71 million of customer-owned securities with the Options Clearing Corporation and Depository Trust Company, respectively.

On December 15, 2006, Linsco entered into agreements with AXA Advisors, LLC ("AXA"), whereby Linsco agreed to provide brokerage, clearing, and custody services on a fully disclosed basis; offer Linsco's investment advisory programs and platforms through AXA for AXA customers; and provide technology and additional processing and related services to AXA advisers and AXA customers. The terms of the agreements are five years, subject to additional 24-month extensions. Termination fees may be payable by a terminating or breaching party, depending on the specific cause leading to termination. Services are expected to begin in August 2007.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its customers. Settlement of these transactions after December 31, 2006, did not have a material effect on the statement of financial condition of the Company.

10. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program, whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) plan or 8% of the employee's total compensation.

The employees of the Company participate in stock option plans (the "Plans") of LPLIH. The Plans provide for the granting of incentive stock options and nonqualified stock options to employees of LPLIH and its subsidiaries. Stock options granted under the Plans have an exercise period of 10 years and generally vest 33-1/3% on the fifth anniversary of the grant date, and an additional 33-1/3% on each of the sixth and seventh anniversaries of that date.

The Plans and the underlying option agreements also provide for accelerated vesting upon certain changes in control, including a public offering. The acquisition of LPLH by LPLIH in 2005, qualified as a change-in-control event that triggered the acceleration provisions in the Plan. Immediately prior to that transaction and in accordance with the Plans, each employee's unvested stock options became 33-1/3% vested and exercisable with the unvested portion vesting in equal increments on the first and second anniversary dates following.

The Company's IFAs participate in a stock bonus plan offered by LPLIH, which provides for the grant and allocation of up to 770,285 bonus credits. Each bonus credit represents the right to receive shares of common stock in LPLIH. Participation in the stock bonus plan is dependent upon meeting certain eligibility criteria, and shares are allocated to eligible participants based on certain performance metrics, including amount and type of commissions, as well as tenure with the firm. Bonus credits cliff-vest in equal increments over a three-year period commencing in 2006 and expire on the 10th anniversary following the date of grant. Vested bonus credits convert into shares of common stock only upon the occurrence of a Company sale that constitutes a change in control or subsequent to an initial public offering. Unvested bonus credits held by IFAs who terminate prior to vesting will be forfeited and may be reallocated to other IFAs eligible under the plan. In conjunction with the transaction, each bonus credit was converted into a right to receive, on the same terms and conditions as previously applicable, bonus credits for common stock in LPLIH.

11. RELATED-PARTY TRANSACTIONS

The Company provides Global Portfolio Advisors Ltd., an entity under common control by a stockholder of the Company, with personnel and certain other operational and administrative support services pursuant to the terms and consideration outlined in services agreements dated October 27, 2005.

The Company provides facilities for and performs certain accounting and management services for the Independent Advisers Group Corporation, a wholly owned subsidiary of LPLH. In exchange for these services, the Company receives a monthly administration and per-account fee.

The Company also has an agreement with the Private Trust Company, N.A., an indirect wholly owned subsidiary of LPLH, which provides custodial trust services for its individual retirement accounts.

The Company also receives and pays mortgage brokerage commissions to its IFAs on mortgage services offered through Innovex Mortgage, Inc., a wholly owned subsidiary of LPLH.

12. NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements, which require that it maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2006, the Company had net capital of $39.20 million, which was $32.13 million in excess of its minimum required net capital.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write options contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses that customers may incur from these strategies. To control this risk, the Company monitors margin levels daily and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded on the accompanying statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

* * * * * *

LINSCO/PRIVATE LEDGER CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO AND RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.17 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 31, 2006

(Dollars in thousands)

	Amount Previously Reported on Unaudited Form X-17 A-5 Part II A	Adjustments		Amounts From Audited Financial Statements
Total capital and allowable credits—total stockholder's equity from statement of financial condition	$ 180,963	$ 880	{a}	$ 181,843
Deductions and/or charges:				
Nonallowable assets included in the following balance sheet accounts:				
Receivables from customers and product sponsors	18,025			18,025
Other receivables	42,682	869	{b}	43,551
Due from affiliates	1,621			1,621
Securities owned—at market value	433			433
Fixed assets—net	47,700			47,700
Deferred income taxes—net	5,122			5,122
Goodwill	421			421
Intangible assets	3,389			3,389
Prepaid expenses	15,170			15,170
Other assets	3,251			3,251
Total nonallowable assets	137,814	869		138,683
Other deductions	774	-		774
Total deductions and charges	138,588	869		139,457
Net capital before charges on trading securities positions	42,375	11		42,386
Haircuts on securities positions	3,188	-		3,188
NET CAPITAL	$ 39,187	$ 11		$ 39,198
Alternative net capital required under the Securities Exchange Act—2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 (or $250 if greater)	$ 7,068	$ -		$ 7,068
Excess net capital	$ 32,119	$ 11		$ 32,130

Explanations:

{a} Change in estimate of fee revenues receivable, mutual fund trails revenue, and marketing fees.

{b} Change in estimate of fee revenues receivable.

SCHEDULE II

LINSCO/PRIVATE LEDGER CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES (SECTION 4d(2) OF THE COMMODITY EXCHANGE ACT) AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS (REGULATION 30.7) AS OF DECEMBER 31, 2006

As the Company has not executed any commodity customer transactions, it is not required to segregate any funds in accordance with the regulations cited above.

Deloitte.

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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 AND CFTC REGULATION 1.16

To the Board of Directors and Stockholder of
Linsco/Private Ledger Corp.:

In planning and performing our audit of the financial statement of Linsco/Private Ledger Corp. (the "Company") for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16:, in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Because the Company does not carry commodities futures accounts for customers or perform custodial functions relating to commodities futures, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's (collectively, the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation a financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2007

END